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October 18, 2012	Reid B. Adams
T+1 212 596 9209
F+1 646 728 2711
reid.adams@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Dominic Minore, Esq.

Re:	Pyxis Funds I (the “Registrant”)

File Nos. 333-132400 and 811-21866

Dear Mr. Minore:

I am writing on behalf of the Registrant to respond to an oral comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 17, 2012 to Post-Effective Amendment No. 31 to the Trust’s Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 34 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (“Amendment 31/34”). The Registrant filed Amendment 31/34, pursuant to Rule 485(a) under the 1933 Act, on July 3, 2012 to register shares of Pyxis/iBoxx Senior Loan ETF, a new series of the Registrant (the “Fund”). The Staff’s comment and the Registrant’s response are set forth below. The Registrant’s response will be reflected in a Post-Effective Amendment to the Trust’s Registration Statement (the “Amendment”), which will be filed on or about October 19, 2012 pursuant to Rule 485(b) under the 1933 Act.

1.	Please modify the definition of “Senior Loan” to clarify the relative position of Senior Loans in the capital structure.

Response:

The Fund has revised its description of Senior Loans as follows:

The Fund will, under normal circumstances, invest at least 80% of its assets (i.e., net assets plus borrowings for investment purposes) in Senior Loans. Senior Loans, at the time of the Fund’s purchase, have the most senior position in a Borrower’s capital structure or share the senior position with other senior debt securities of the Borrower.

Mr. Dominic Minore	October 18, 2012

As instructed by the Staff, the Registrant is also submitting the following:

The Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Staff comments or changes to disclosure in response to Staff comments in the Amendment reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Registrant may not assert Staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to the undersigned at (212) 596-9209.

Sincerely,

/s/ Reid B. Adams

Reid B. Adams

cc:	Ethan Powell, Pyxis Capital, L.P.

Rajib Chanda, Esq.

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